NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

GTS Securities, LLC (the "Company") was organized in the state of Delaware as a limited liability company and is wholly owned by GTS Financial LLC (the "Parent"). As a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), CME Group (which includes memberships on the CME, IOM, IMM, GEM, and CBOT Exchanges) and various US securities exchanges. The Company currently operates on a fully disclosed basis through its brokers Goldman Sachs and Co., ED&F Man Capital Markets Inc., BNP Paribas and CF Secured, LLC (collectively, the "Clearing Brokers"). The Clearing Brokers, operating pursuant to their respective clearing agreements, handle the clearing and settlement aspects of the Company's trading operations.

The Company does not carry customer accounts. The Company is a market-maker in listed equities and options on multiple US securities exchanges, a designated market marker ("DMM") on the NYSE in symbols assigned to the Company and a proprietary trading company.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of automated systems and control procedures.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels:

- *Level 1* – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- *Level 2* – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

- *Level 3* – Unobservable inputs for the asset or liability.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

Exchange-Traded Equity Securities and Corporate Bonds – Exchange-traded equity securities and corporate bonds are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

Listed Option Contracts – Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. Listed option contracts that are not actively traded are valued depending on the product and the terms of the transaction. The fair value listed option contracts that are not actively traded can be either observed or modeled using a series of techniques and model inputs closed-form analytic formulas, such as the Black-Scholes option-pricing model, and or a combination thereof. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgment, and the pricing inputs are observed from active markets. The pricing models used by the Company are widely accepted by the financial services industry. Listed option contracts valued by the Company using pricing models are categorized in Level 2 of the fair value hierarchy.

Purchases and sales of securities are recorded on a trade-date basis.

The Company's exchange memberships, which represent ownership interests in the CME Group exchanges listed in Note 1 above and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. At December 31, 2020, the fair value of exchange memberships was $782,200.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). The main objective of this new standard is to provide financial statement users with more decision-useful information about the expected credit losses on financial assets and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 applies to all entities and is effective for fiscal years beginning after December 15, 2019 for "public entities," including non-public registered broker-dealers, with early adoption permitted.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

On January 1, 2020, the Company adopted ASU 2016-13, as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including receivables from brokers. The Company has assessed the impact the update has on its financial statements and has determined the update to have no material impact on the Company's accounting for estimated credit losses, if any, on its receivable from brokers or any other financial statement line item.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company's receivables from brokers include amounts receivable from unsettled trades and cash deposits. The Company's trades and contracts are cleared through the Clearing Brokers and settled daily between the Clearing Brokers and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Intangible assets are recorded as part of acquisitions the Company made. Intangible assets are amortized over their estimated useful lives and are reviewed for impairment on an annual basis when impairment indicators are present. The estimated useful lives of intangible assets are five to six years. At December 31, 2020, intangible assets had a gross value of $7,588,666 and a net value of $3,520,052.

The Company carries goodwill based on its value at acquisition. Goodwill impairment testing is performed on an annual basis.

The Company has contingent liabilities. Refer to Note 9 for information relating to contingent liabilities.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in Note 2. The following table presents information about the Company's securities owned, at fair value, and securities sold, but not yet purchased, at fair value as of December 31, 2020:

	Quoted Market Prices Level 1
Assets (at fair value):	
Equities	$ 2,516,814,190
Fixed income	96,595
Options	4,213,505,057
Total assets (at fair value):	$ 6,730,415,842
Liabilities (at fair value):	
Equities	$ 1,891,999,680
Fixed income	1,285,270
Options	5,218,916,188
Total Liabilities (at fair value):	$ 7,112,201,138

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

As part of the Company's acquisition of the trading desks described in Note 9, the Company has a contingent liability, which the Company deems a Level 3 liability in the fair value hierarchy. As of December 31, 2020, the Company values the contingent liability at approximately $15,000,000 and it can be found in the statement of financial condition under accrued expenses and other liabilities.

NOTE 4 – INCOME TAXES

For purposes of federal, state and local income taxes, the Company's status as a separate tax entity is disregarded. As such, the operations of the Company are treated as held directly by its sole member, the Parent. Accordingly, the Parent is responsible for reporting the Company's federal, state and local taxable income or loss and has elected not to push down the federal, state and local effects of income taxes to the Company. There are no federal, state and local tax sharing arrangements between the Company and the Parent. Additionally, there are no obligations for the Company to fund the federal, state and local tax liabilities, if any, of the Parent. The Company is included in the consolidated federal, state and local income tax returns filed by the Parent.

NOTE 5 – RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a service agreement with Strike Technologies LLC for a variety of services used in the Company's operations as prescribed in the agreement. Under this agreement, Strike Technologies LLC, an affiliated company, provides infrastructure technology and software development and support to the Company.

The Company entered into an expense sharing agreement and reimbursement with GTS Execution Services LLC ("GTEX"), an affiliated broker-dealer. Through this agreement, GTEX reimburses the Company personnel costs that are shared between the two broker-dealers. As of December 31, 2020, the Company had $9,496 receivable associated with this agreement and is part of other assets on the statement of financial condition.

The Company also has two (2) license agreements with GTS Group US LLC. Under these agreements, GTS Group US LLC, an affiliated company, provides office space to the Company.

In September, 2018, the Company entered into a note payable with GTS Securities Europe Ltd. for $3,400,000. The note is payable on demand of GTS Securities Europe Ltd., is interest only, and carries an interest rate of 3% per annum. At December 31, 2020, $2,000,000 of principal remains outstanding. The note payable is reported under accrued expenses and other liabilities on the statement of financial condition.

NOTE 7 – RECEIVABLE FROM AND PAYABLE TO BROKERS

As of December 31, 2020, receivable from brokers primarily represents amounts due to the Company for cash held by the Clearing Brokers, open equity in futures transactions and cash held as collateral for certain transactions. Amounts receivable from the Clearing Brokers may be restricted to the extent that balances were proceeds for securities sold, but not yet purchased. At December 31, 2020, approximately $580,645,000 was receivable from the Clearing Brokers and was substantially in cash, of which approximately $9,537,000 was held as collateral.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $202,621,882, which exceeded the minimum requirement of $1,000,000 by $201,621,882. The Company's ratio of aggregate indebtedness to net capital was .05 to 1 as of December 31, 2020.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments relating to these that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and, as of December 31, 2020, has not recorded any contingent liability in the financial statements for these indemnifications.

In connection with a prior acquisition, the Company has a contingent liability. The Company valued the contingent liability at $15,000,000 and it can be found in the accrued expenses and other liabilities line item on the statement of financial condition. The Company evaluates annually the fair value and adjusts as needed.

NOTE 10 – DERIVATIVE CONTRACTS

In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, these derivative contracts are traded much like their equities counterpart through the Company's trading strategies and are not utilized to economically match the equities trading objectives of the Company. The Company's derivative trading activities involve the purchase and sale of exchange-traded futures contracts. The Company records its derivative activities on a mark-to-market basis and changes in market values are reflected in the statement of income.

Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms and future dates. Each of these contains varying degrees of off-balance sheet risk whereby changes in the market value of the securities underlying the financial instruments or the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Positions in derivatives are carried at fair value and are based on quoted market prices (Level 1). Unrealized gains and losses in open derivative positions are netted against each other with the net amount of approximately $481,000 included in the receivable from brokers at December 31, 2020.

NOTE 11 – TRANSACTIONS WITH AFFILIATE

The Parent has a minority interest investment in a third-party broker-dealer (the "Borrower" or "Affiliate"). In May 2019, the Company issued a demand note to the Borrower. The principal of the demand note is $3,000,000 and has an interest rate of 3% per annum on the unpaid balance. The entire principal and any accrued interest is fully and immediately payable upon demand of the Company. The Company has not requested payment as of December 31, 2020. The principal and accrued interest associated with the demand note are found in other assets on the statement of financial condition. Unrelated and in addition to the demand note with the Affiliate, the Company has a revenue sharing agreement with the Affiliate.

NOTE 12 – CORONAVIRUS (COVID-19)

In December 2019, a novel strain of coronavirus surfaced in Wuhan, China, and has spread around the world, with resulting business and social disruption. The coronavirus was declared a Public Health Emergency of International Concern by the World Health Organization on January 30, 2020 and on March 11, 2020 was declared a pandemic. Significant estimates may be materially adversely impacted by local, state and national restrictions and events designed to contain the coronavirus. The magnitude of the impact is likely dependent upon the length and severity of the disruption. The operations and business results of the Company were not materially adversely affected for the year ended December 31, 2020; however, the operations and results of the Company could still be materially affected and are dependent upon future events designed to contain the virus.